 Exhibit 99.5

CONSENT OF JOHN OSTROOT TO SERVE AS DIRECTOR OF HARTMAN XX

I, John Ostroot, am currently a director of HARTMAN XIX and HI-REIT, and I agree and consent to serve as a director of HARTMAN XX, upon the completion of the merger(s) and the increase in the number of directors of HARTMAN XX to five (5).

/s/ John Ostroot